Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following is a LinkedIn post from J.W. Marriott, Jr., Executive Chairman and Chairman of the Board, providing his perspective on the proposed merger with Starwood Hotels & Resorts. The following was also posted on the Marriott website as a “Marriott – on the move” blog post (available at http://www.blogs.marriott.com/marriott-on-the-move/2015/11/worlds-favoriteand-now-largesttravel-company.html) with the headline “The World’s Favorite – and Now Largest –Travel Company”

Bill Marriott

Executive Chairman of the Board at Marriott International

Marriott Starwood Merger: A Day of Gratitude

Nov 16, 2015

I can’t quite imagine what my parents would have thought today. A business they started as a root beer stand is about to merge with Starwood and become the largest hotel company in the world.

Well, I can guess at one thing my dad would have said, “Bill, don’t think you did this alone.”

He would be right. This is a day of celebration for my family, Marriott International and Starwood. It’s also a day of gratitude to all our hard-working associates.

It’s the associates who set us apart by living our “Put People First” culture, understanding that when we take good care of each other, we take good care of our customers and those customers come back. It’s the associates whose dedication to this company has made us strong and pushed us to grow over the years. Today, when we announced the biggest deal in our company’s history, it was fitting that we did so from New York.

It was in New York where our company took an earlier leap with the Marriott Marquis. That hotel in Times Square was a huge risk.

Times Square in 1985 was nothing like it is today. Very few people saw potential there. We did. Together, we opened that hotel and offered the kind of great service that made it a destination.

Pretty soon our hotel became the center of a revival that has turned Times Square into a place everybody wants to be.

We are a bigger, stronger company now than we were then. But we still have the same spirit and determination to take risks and do great things together.

Now, it may feel strange to go from competitors to team mates. We have competed with Starwood for decades. But, we have also admired them. Starwood introduced W and changed the hotel landscape by helping define lifestyle brands. They introduced the Heavenly Bed — we all wanted one of those. And, they have loyal guests just like we do.

At day’s end, we have the same goals to treat each other and our customers with care and respect. I expect becoming one team will come pretty naturally.

Part of what makes me so happy about today’s news is that it will expand opportunities for associates, from both Marriott and Starwood, to grow in their careers.

What’s good for customers — more brands and hotel choices — is also good for associates. The expansion opens new paths of exploration and advancement for associates, something that has always been a priority in this company.

This is a proud day for me and for my family and I hope for all the associates who have contributed so much over the years.

Related Links:

Marriott International to Acquire Starwood Hotels & Resorts Worldwide

Follow me and other travel insiders on LinkedIn at Overheard@Marriott

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.